United States securities and exchange commission logo





                            April 5, 2023

       Chi Ming Lam
       Chief Executive Officer and Chairman
       Ming Shing Group Holdings Ltd
       8/F, Cheong Tai Factory Building
       16 Tai Yau Street
       San Po Kong, Kowloon
       Hong Kong

                                                        Re: Ming Shing Group
Holdings Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 20,
2023
                                                            CIK No. 0001956166

       Dear Chi Ming Lam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 20, 2023

       Cover page

   1. We note your disclosure that your auditor is not is not headquartered in mainland China or in Hong Kong. Please
revise your cover page to clearly state where your auditor is headquartered.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       50

   2. We note your response to comment 16. It is not clear to us how you were able to conclude
 Chi Ming Lam
FirstName
Ming ShingLastNameChi   Ming
             Group Holdings LtdLam
Comapany
April       NameMing Shing Group Holdings Ltd
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
         that there are no accounting areas that involve significant judgement or estimates that may have a material impact on your financial condition or results of operations. For example, we note your disclosure on page F-12 that the measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior, and that a number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as determining the criteria for significant increase in credit risk and the choice of appropriate models and assumptions for measurement of expected credit loss. We note your disclosure on page F-16 that the nature of your revenue contracts give rise to several types of variable consideration, including unpriced change orders and claims, liquidated damages and penalties. It appears that the Company estimates the amount of revenue to be recognized related to such variable consideration using the expected value or the most likely amount method, whichever is expected to better predict the amount. Your accounting policies in the aforementioned areas include the use of estimates which ultimately may result in a material impact on your financial condition or results of operations. As such, we are reissuing our prior comment. Please revise to disclose critical accounting estimatesthat have had or are reasonably likely to have a material impact on your financial condition or results of operations consistent with the requirements of Item 303(b)(3) of Regulation S-
         K.
Acquisition of MS Engineering Co., Limited, page 61

3. We note your new disclosure that Mr. Chi Ming Lam purchased all of the shares and became sole shareholder of MSE on October 20, 2021. Please describe what further transactions took place that gave ownership of MSE to the company. Calls on Shares and Forfeiture or Surrender of Shares, page 102

4. It remains unclear why ordinary shares to be sold in this offering through a firm commitment underwriting would be subject to capital calls in respect of "any monies unpaid on their shares including any premium." Please tell us how a purchaser of shares in this offering could have any monies unpaid on their shares, and explain the "premium"
         that you refer to, as the shares are to be sold at a stated fixed price, according to disclosure on your cover page. Please also explain how counsel's opinion that the shares will be validly issued, fully-paid and non-assessable is consistent with amounts being unpaid on the shares or with there being a premium.
Signatures, page II-5

5. In response to our comment 31, we note the inclusion of the Chief Financial Officer's signature. In addition to the signature of the Chief Financial Officer, please include the signature of your controller or principal accounting officer. See Instruction 1 to
         Signatures in Form F-1.
 Chi Ming Lam
Ming Shing Group Holdings Ltd
April 5, 2023
Page 3
Exhibits

6. Please file the opinion and consent of your PRC counsel, China Commercial Law Firm, regarding the application of permission requirements from CRSC, CAC and other governmental agencies of mainland China, which you refer to on your cover page and elsewhere in the prospectus.
        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameChi Ming Lam
                                                           Division of
Corporation Finance
Comapany NameMing Shing Group Holdings Ltd
                                                           Office of Real
Estate & Construction
April 5, 2023 Page 3
cc:       Daniel D. Nauth, Esq.
FirstName LastName